FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2005

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑               Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐               No  ☑

Gemplus announces agreement to acquire Setec

Luxembourg, 25 April 2005, Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card-based solutions, today announces the signature of an agreement to acquire Setec, one of the leading companies in the electronic passport business and security printing technologies, in a strategic move to complement activities from a business and a geographical perspective. Following the transaction with a base purchase price of 30 million euros and 19 million Gemplus shares, Gemplus will own 100% of Setec. Furthermore, pursuant to an additional purchase price mechanism, a maximum of 30 million Euros will be paid depending on a defined order backlog at the end of 2005. The transaction is expected to be accretive from the first year. The agreement is subject to certain standard closing conditions, including regulatory clearance.

Setec is a privately held company based in Finland with an annual turnover of 58.5M€ under Finnish GAAP and around 350 employees in 2004. The company is growing above industry rates and enjoys strong profitability. Most activities are based in Nordic countries and the company supplies passports and e-passports to Finland, Sweden, Denmark, Norway and Lithuania. Setec is part of the consortium that was recently awarded the Singaporean e-passport, in cooperation with Gemplus.

Setec fits perfectly into Gemplus’ strategy for Identity and Security as it has particular strength in this field with Government and Identity solutions representing 59% of their annual revenue. In addition to this, the company is well placed to take advantage of EMV migration within the financial services industry and offers complementary, geographical activities in Telecom.

This move strengthens Gemplus’ expertise in the security printing and polycarbonate business, critical for success in the Identity market and for the migration from conventional ID documents to electronic documents. With several major references in this domain, Gemplus will become the undisputed leader in e-passport.

“The acquisition of Setec is an important step forward to increase our business portfolio and obtain new technologies, while complementing our existing structure. This is a big move for Gemplus in accelerating the growth of our business and is consistent with our strategy. We expect that the alliance of the two companies will add to the strong organic growth in this market sector and the financial results that we are all working towards”, commented Alex Mandl, President and Chief Executive Officer, Gemplus.

Jacques Seneca, Executive Vice President, Identity and Security, Gemplus, will be appointed Chairman of Setec while Pekka Eloholma will remain Chief Executive Officer of Setec. “We are looking forward to combining Setec’s strong Nordic presence and security printing expertise with Gemplus’ worldwide sales and technical network in order to build up global operations for the Identity, Security and Government sectors” said Mr. Seneca. “We have already demonstrated the success of our collaboration with the e-passport project in Singapore and aim to expand Setec’s skills and competences to new regions for future growth.”

Pekka Eloholma, Chief Executive Officer, Setec, said “The synergies between Gemplus and Setec are significant. We welcome this as an opportunity to benefit from the size of Gemplus both in terms of worldwide presence and as the leader in its industry. This is a great opportunity for Setec to promote its technology and expertise in different geographical markets”.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor). It has sold over 5 billion smart cards.

With security at its core, and 2400 patents and applications produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

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Gemplus’ revenue in 2004 was 865 million Euros.

www.gemplus.com

For more information, please contact:

Remi Calvet	Jane Strachey
Senior Vice President, Corporate Communications	Corporate PR Manager
Mob: +33(0)622728158	Tel: +33(0)442364661
remi.calvet@gemplus.com	Mob: +33(0)676493593
Jane.strachey@gemplus.com

©2005 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 25 April, 2005
By:	/s/ Frans SPAARGAREN
	Name:	Frans SPAARGAREN
	Title:	Chief Financial Officer

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